Exhibit 99.1

INTERIM REPORT TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

	Three Months Ended September 30			Nine Months Ended September 30
UNAUDITED
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001	Increase	2002	2001	Increase

Net income	$90	$70	29%	$304	$266	14%
Net income per share — diluted	$0.39	$0.35	11%	$1.44	$1.35	7%
Cash flow from operations	$199	$155	28%	$553	$460	20%
Cash flow per share — diluted	$0.99	$0.84	18%	$2.84	$2.45	16%

Fellow Shareholders: We are pleased to report another quarter of strong financial performance. In both the third quarter and the first nine months of 2002, we exceeded our objective of achieving 15% growth in cash flow from operations and meaningfully strengthened our financial position.

Today, we have over $2 billion of liquidity and, with solid credit ratings, we have full access to the capital markets at historically low interest rates. Our continued focus is on operating, and selectively acquiring for value, quality assets that produce sustainable cash flows in our real estate, power generation, and financial businesses.

Our favourable financial position and the current business environment are expected to provide us with opportunities over the next twelve months to add assets which will position us to continue achieving our growth objectives in the years ahead.

FINANCIAL RESULTS

For the three months ended September 30, 2002, cash flow from operations increased 18% to $0.99 per share from the $0.84 per share reported in the same period in 2001. Total cash flow from operations for the period increased to a record $199 million, compared with $155 million in 2001.

Net income per share during the quarter increased 11% to $0.39 per share from $0.35 per share during the same period in 2001. In total, net income for the three months increased to $90 million compared with $70 million in 2001.

For the first nine months of 2002, cash flow from operations per share and net income per share were $2.84 and $1.44, respectively, compared with $2.45 and $1.35, respectively in the same period last year, representing a 16% increase in operating cash flow per share and a 7% increase in net income per share.

Q3/2002 INTERIM REPORT

Notwithstanding the current business downturn, we achieved strong results driven in large part by long-term leases and sales contracts in our real estate and power generation operations. In addition, we continue to strive to expand the more predictable fee-based revenues within our financial services operations.

We will continue our emphasis on building sustainable cash flows across our businesses, and remain confident that we are on track to achieve our cash flow from operations target of $3.75 per share for 2002 and $4.25 per share for 2003.

CAPITAL GENERATION

At the end of 2001, we set out to strengthen our financial position and enhance our liquidity in anticipation of volatile capital markets and the opportunities that this environment might present. Toward this end, we raised approximately $2 billion for our operating businesses in the first nine months of 2002. These included:

▶	three preferred equity issues totaling $400 million;

▶	a US$350 million ten year debenture issue which was significantly oversubscribed;

▶	a $105 million hydro income trust equity offering;

▶	an innovative US$550 million long-term mortgage loan with recourse limited to our 300 Madison Avenue development project; and

▶	the sale of 50% interests in two commercial properties, surfacing the value embedded in these mature assets and generating $450 million of capital.

In addition, public debt issues by Noranda, Nexfor and Falconbridge raised US$800 million to extend debt maturities and add liquidity to their balance sheets. Noranda also financed a zinc processing facility through an income trust, which raised proceeds of $425 million.

As a result of these initiatives, we have significantly strengthened our financial profile and ability to pursue growth initiatives.

VALUE CREATION

The following were some of the more important transactions undertaken during the third quarter of 2002, to enhance shareholder value:

▶	Acquired a half interest in the 2.1 million square foot Three World Financial Center in New York for US$158 million, significantly below replacement cost. This 52-story office tower is the world headquarters of co-owner American Express and was the only tower in the eight million square foot World Financial Center complex in Lower Manhattan in which we did not have an ownership interest. While currently unoccupied, we believe we will be able to utilize our presence in New York City to lease the property to our expectations.

▶	Signed over 600,000 square feet of new leases, including two leases for 255,000 square feet in Lower Manhattan. Zurich North America entered into a new 10-year renewal lease for nearly 210,000 square feet in our One Liberty Plaza office property, and Arch Insurance committed to a new lease of 45,000 square feet in the same office tower. These two leases will contribute to strengthening the sustainable portion of cash flows and pre-lease space which would otherwise come due in 2005.

▶	Acquired the remaining half interest in the Lake Superior Power gas-fired generation facility in northern Ontario from Duke Energy. This transaction, totaling $65 million, will provide attractive returns and furthers our growth strategy of investing in high-quality, low cost generating assets, producing sustainable streams of cash flow.

Brascan Corporation

▶	Entered into a 20-year contract to sell the power from the Pingston hydroelectric power plant under construction, to BC Hydro.
This 30 megawatt (“MW”), 50% owned run-of-river hydroelectric plant is expected to be operational in early 2003.We are currently seeking regulatory approval to expand the plant’s capacity by an additional 15 MW when it becomes operational later this year.

▶	Repurchased 1.6 million common shares of the company, bringing the total number of shares repurchased year-to-date to 5.3 million. As value steadily builds within our businesses, we believe that our common shares represent an attractive place to invest capital. These repurchases have enabled us to mitigate the dilution resulting from the issuance of shares for the privatization of Brascan Financial Corporation in the second quarter.

These value enhancing initiatives in the third quarter of 2002 build on our achievements in the first six months of the year, which included:

▶	Privatizing the company’s financial operations for $775 million. This transaction furthered our strategy of streamlining our ownership structure and our ability to allocate capital to increase returns. In addition, we are utilizing more effectively, our industry operating resources to enhance returns from our financial operations.

▶	Completing the purchase of 16 hydroelectric power plants in Maine, New Hampshire and northern Ontario, bringing our total power facilities to 38, and increasing our production capacity by 645 MW to 1,636 MW. These acquisitions will contribute meaningfully to our cash flows this year and more fully in 2003. They also diversify our watersheds, reduce hydrology risk, and position us as a leading generator in Ontario and an important entrant to the New England electricity markets.

The underlying value of Brascan is a key measure of our success in enhancing value for shareholders. Based on the cash flows we expect to generate in 2003, and the initiatives undertaken in the first nine months of this year, we estimate our underlying value is approximately $47.50 per share. The supplementary information package we provided in our Annual Report, and which we update each quarter on our website, outlines how we assess the underlying value of each of our businesses. We encourage you to review this information and to make your own assessment of Brascan’s underlying value.

OPERATING OBJECTIVES AND GROWTH INITIATIVES

Brascan’s businesses in 2002 continued to benefit from our strategic focus on generating sustainable cash flows.

Commercial Properties

Our strategy of owning and operating high quality commercial properties in downtown markets with long-term leases to high credit quality tenants has largely insulated the company from the current economic downturn that is negatively impacting many cities and office properties across the U.S. Operating income from our office properties, before lease termination income and other gains, increased 4% over the same period last year. This was driven by internal growth and largely reflects contractual step-ups in leases embedded in the lease profile.

With our properties 96% leased to high credit quality tenants, and few leases expiring over the next number of years, we are well positioned to continue to generate growing cash flows. This should be achieved even in a deteriorating market environment.

Furthermore, other investors continue to invest in high quality real estate assets in search of a safe haven for their capital, resulting in increased values for our properties. We are capitalizing on this by selling half interests in office properties, as we did earlier in the year with Exchange Tower in Toronto and Bankers Hall in Calgary.

Q3/2002 INTERIM REPORT

Power Generation

Our strategy of building long-term sustainable cash flows by investing in high-quality hydroelectric power generating assets, at attractive values, has generated significant low-risk growth for the company over the last nine months. The recent acquisition of 16 hydroelectric power plants in Ontario, New Hampshire and Maine demonstrates our ability to utilize the current environment to achieve our long term plans.

These acquisitions, in conjunction with higher water levels when compared to last year, increased our electricity generation by 59% to 4,450 gigawatt hours, compared to 2,804 gigawatt hours last year. During the same period, cash flow from operations increased 60% to $181 million, compared with $113 million in the same period in 2001.

With 85% of our power generation under contract, several projects scheduled for completion over the next six months, and acquisitions contributing fully in 2003,we are confident that we will achieve our cash flow targets for this business in 2002 and enhanced levels of cash flow in 2003.

As we noted last quarter, the financial difficulties of many companies in the U.S. merchant power generation industry should provide us with opportunities to further expand our operations by acquiring additional high-quality power generation assets at discounts to replacement cost. We are actively pursuing acquisitions that meet our return hurdles and where we have a competitive advantage to enhance returns over time.

Financial Services

Our strategy of deploying capital into financial assets in our operating areas of expertise continues to further our ability to generate high risk-adjusted returns on the capital deployed.

We were active during the quarter on a number of restructuring initiatives in the Tricap Restructuring Fund. This included working with Doman Industries, a west coast timber and lumber producer, on a debt restructuring plan, and assisting AT&T Canada with their financial reorganization. In addition, given the capital market environment, we are seeing many new opportunities.

Utilizing our core real estate infrastructure, we launched the Brascan Real Estate Finance Fund in New York to provide mezzanine capital secured by real estate. This fund is focused on fulfilling the market demand for mezzanine loans, which earn high, risk-adjusted returns on high-quality real estate, ranking senior to equity but subordinate to first mortgages.

Residential Properties

Our residential property operations continued to benefit from the unprecedented strength of the North American housing markets, fueled in large part by low interest rates and a lack of alternatives for consumers to safely invest capital. As a result of these market conditions, we have already achieved our planned sales for 2002 and are actively booking orders for 2003.

Recently, we announced a plan to separate our residential operations from our commercial real estate activities. While this will have minimal impact on our overall interests in these two businesses, it will allow us to own and operated these assets in more focused companies. This should also provide greater financial and operating flexibility in managing the growth of these businesses in the future.

Investments

Both Noranda and Nexfor made progress toward increasing future shareholder returns by reducing costs and increasing efficiencies across their operations. Despite the challenging environment which negatively affected its results for the quarter, Noranda is redoubling its efforts to streamline its operations, focusing on further cost containment and workforce reductions. Nexfor has successfully integrated the three oriented strandboard plants acquired during the second quarter with its six existing facilities in the

Brascan Corporation

United States, strengthening its competitive position in this key market.

During the third quarter, we elected to receive our dividends from Noranda in Noranda shares under the reinvestment plan available to all shareholders. With commodity prices remaining at industry lows, the shares of Noranda have been trading at a discount to what we believe is their long-term value. We will revisit this decision quarterly, but we continue to be highly supportive of Noranda’s business plans and believe that you will be rewarded as Noranda’s restructuring efforts take effect, and commodity prices recover.

THE LOOK AHEAD

So far in 2002, we have met our financial performance targets and made strides in creating further value for shareholders. As we plan ahead, we are confident that our focused business strategy and disciplined approach to investing your capital will deliver growing streams of cash flow in 2003, providing a positive foundation for our continued growth.

ADDITIONAL INFORMATION

A Supplementary Information Package with more detailed financial information is posted on Brascan’s web site and should be read in conjunction with this Interim Report. The Supplementary Information Package contains management’s estimates of underlying values based on cash flows on a business unit basis.

On November 6, 2002, the Board of Directors declared a quarterly common share dividend of $0.25 per share, payable February 28, 2003 to shareholders of record on February 1, 2003. Information on all the company’s common and preferred dividends can be found on Brascan’s web site under Stock Information.

[ signed ]

J. Bruce Flatt
President and Chief Executive Officer

November 6, 2002

Note: This Interim Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Q3/2002 INTERIM REPORT

CONSOLIDATED STATEMENT OF INCOME

	Three months ended September 30			Nine months ended September 30
UNAUDITED
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001(1)	2001	2002	2001(1)	2001

Total revenues	$1,079	$1,197	$346	$3,330	$3,350	$948

Net operating income
Commercial property operations	271	253	36	833	839	109
Financial operations	96	82	82	264	257	257
Power generating operations	64	40	40	181	113	113
Residential property operations	43	40	3	115	98	5
Other	22	25	8	58	71	25

	496	440	169	1,451	1,378	509
Expenses
Interest expense	190	186	72	554	580	239
Minority share of income before non-cash items	113	106	26	358	347	87
Other operating costs	19	17	5	61	63	16

Income before non-cash items	174	131	66	478	388	167

Depreciation and amortization	47	40	10	140	116	29
Taxes and other non-cash items	42	27	1	126	95	(2)
Minority share of non-cash items	(34)	(28)	—	(99)	(92)	—
Equity accounted loss / (income)	29	22	(15)	7	3	(126)

Net income	$90	$70	$70	$304	$266	$266

Net income per common share
Diluted	$0.39	$0.35	$0.35	$1.44	$1.35	$1.35
Basic	$0.40	$0.36	$0.36	$1.47	$1.36	$1.36

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

	Three months ended September 30			Nine months ended September 30
UNAUDITED
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001(1)	2001	2002	2001(1)	2001

Income before non-cash items	$174	$131	$66	$478	$388	$167
Dividends from Noranda Inc. and Nexfor Inc.	25	24	24	75	72	72
Other	—	—	12	—	—	28

Cash flow from operations and gains	$199	$155	$102	$553	$460	$267

Cash flow from operations and gains per common share	$0.99	$0.84	$0.46	$2.84	$2.45	$1.35

1.     Presented on a pro forma basis comparable to 2002. See Note 2.

Brascan Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED	Three months ended September 30			Nine months ended September 30
CDN$ MILLIONS
	2002	2001(1)	2001	2002	2001(1)	2001

Operating activities
Cash flow from operations and gains	$199	$155	$102	$553	$460	$267
Commercial property gains, net of minority share	(16)	—	—	(47)	(41)	—
Net change in non-cash working capital balances	45	164	205	103	129	135

	228	319	307	609	548	402

Financing activities
Corporate borrowings, net of repayments	50	(136)	(136)	561	(156)	(156)
Property specific mortgages net of repayments	142	(154)	(54)	615	(143)	19
Other debt of subsidiaries, net of repayments	(9)	27	36	(28)	(316)	(11)
Corporate preferred equity issued	74	250	250	199	250	250
Preferred equity of subsidiaries repurchased	(198)	—	(28)	(198)	(109)	(67)
Preferred equity of subsidiaries issued	200	—	—	200	—	—
Common shares and equivalents, repurchased	(52)	(56)	(56)	(168)	(78)	(78)
Common shares of consolidated subsidiaries repurchased	(20)	(2)	—	(387)	(297)	(175)
Undistributed minority share of cash flow	56	40	12	160	146	33
Shareholder distributions	(63)	(55)	(55)	(178)	(163)	(163)

	180	(86)	(31)	776	(866)	(348)

Investing activities
Investment in or sale of operating assets, net Commercial and residential properties	264	220	100	124	621	(4)
Financial operations	(138)	(468)	(468)	(160)	(22)	(22)
Power generating plants	(35)	(12)	(12)	(671)	(166)	(166)
Assets under development	(431)	(119)	(19)	(638)	(246)	(49)
Investment in Noranda Inc. and Nexfor Inc.	(26)	(23)	(23)	(38)	(51)	(51)

	(366)	(402)	(422)	(1,383)	136	(292)

Cash and cash equivalents
Increase (decrease)	42	(169)	(146)	2	(182)	(238)
Balance, beginning of period	567	645	255	607	658	347

Balance, end of period	$609	$476	$109	$609	$476	$109

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

UNAUDITED	Three months ended September 30			Nine months ended September 30
CDN$ MILLIONS
	2002	2001(1)	2001	2002	2001(1)	2001

Retained earnings, beginning of period	$2,541	$2,455	$2,455	$2,447	$2,367	$2,367
Net income	90	70	70	304	266	266
Preferred equity issue costs	(2)	(7)	(7)	(7)	(7)	(7)
Shareholder distributions — Preferred equity	(19)	(10)	(10)	(49)	(31)	(31)
— Common equity	(44)	(45)	(45)	(129)	(132)	(132)

Retained earnings, end of period	$2,566	$2,463	$2,463	$2,566	$2,463	$2,463

1.     Presented on a pro forma basis comparable to 2002. See Note 2.

Q3/2002 INTERIM REPORT

CONSOLIDATED BALANCE SHEET

UNAUDITED	September 30	December 31
CDN$ MILLIONS	2002	2001

Assets
Cash and cash equivalents	$609	$607
Accounts receivable and other	2,498	2,202
Operating assets
Commercial properties	9,201	9,580
Financial operations	3,297	3,137
Power generating plants	2,151	1,511
Residential properties	1,236	1,110
Assets under development	2,269	1,631
Investment in Noranda Inc. and Nexfor Inc.	2,107	2,151

	$23,368	$21,929

Liabilities
Non-recourse borrowings
Property specific mortgages	$7,715	$7,160
Other debt of subsidiaries	3,126	3,161
Corporate borrowings	1,866	1,313
Accounts and other payables	1,921	1,718
Shareholders’ interests
Minority interests of others in assets	2,318	2,720
Preferred equity
Corporate	1,332	1,107
Subsidiaries	491	489
Common equity (Note 4)	4,599	4,261

	$23,368	$21,929

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — unaudited

1.     Summary of Accounting Policies
Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 3. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.

Brascan Corporation

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2.     Investment in Brookfield Properties Corporation
Effective December 31, 2001, the company commenced consolidating the results of Brookfield Properties Corporation (“Brookfield”). For comparability, the company has included pro forma statements of income, cash flow from operations, cash flows and retained earnings that give effect to consolidating the results of Brookfield since January 1, 2001 at the company’s ownership level in that year. The consolidation of Brookfield has no effect on net income, net income per share or retained earnings.

3.     Changes in Accounting Policies
Effective January 1, 2002, the company adopted, without restatement of the prior period comparative financial statements, the new accounting standards issued by the Canadian Institute of Chartered Accountants on Stock-based Compensation and other Stock-based Payments, Business Combinations and Goodwill and Other Intangible Assets.

     The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. The impact of the adoption of this new standard on the nine months ended September 30, 2002 was compensation expense of $6 million recorded as a charge to net income. In addition, goodwill is no longer being amortized but will be subject to impairment tests on at least an annual basis. The amount of goodwill amortized in the prior nine month period was $8 million.

4.     Common Equity
The company’s common equity is comprised of the following:

	September 30	December 31
CDN$ MILLIONS	2002	2001

Convertible notes	$99	$99
Class A and B common shares	1,934	1,715
Retained earnings	2,566	2,447

Common equity	$4,599	$4,261

SHARES OUTSTANDING
Class A and Class B common shares issued	176,009,656	169,781,433
Options issued	7,006,655	3,474,717
Reserved for conversion of subordinated notes	3,106,847	3,106,847

Total fully diluted common shares	186,123,158	176,362,997

During the nine months ended September 30, 2002, the company completed the privatization of Brascan Financial Corporation for consideration of $378 million in cash; 11 million common shares; and one million Class A Preference Shares, Series 11. In addition, 3.2 million Brascan Corporation options were issued in exchange for Brascan Financial Corporation options pursuant to the tender offer. The company issued $125 million of 8.3% preferred securities due 2051 and also issued an additional three million Class A Preference Shares, Series 11 for cash proceeds of $74 million.

5.     Stock Based Compensation

Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

Q3/2002 INTERIM REPORT

During the first quarter of 2002, the company granted 500,000 stock options at a price of $28.72 per share. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5 year term, 23% volatility, a weighted average expected dividend yield of 2.67% annually and an interest rate of 5.4%. The cost is charged against net income over the five-year vesting period of the options granted.

6.     Segmented Information
Revenue, cash flow from operations and net income by reportable segments for the nine months ended September 30 were as follows:

		2002			2001(1)			2001
		Cash flow			Cash Flow			Cash Flow
UNAUDITED		from	Net		from	Net		from	Net
CDN$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Revenue	Operations	Income

Commercial property operations	$1,261	$833	$833	$1,325	$839	$839	$125	$137	$238
Financial operations	517	262	262	500	257	257	500	257	257
Power generating operations	248	181	181	204	113	113	204	113	113
Residential property operations	1,213	115	115	1,231	98	98	78	5	5
Resource investments	—	75	(7)	—	72	(3)	—	72	(3)
Corporate and other	91	58	58	90	71	71	41	25	25

	$3,330	1,524	1,442	$3,350	1,450	1,375	$948	609	635
Interest and other expenses		971	1,138		990	1,109		342	369

Cash flow / net income		$553	$304		$460	$266		$267	$266

Revenue by geographic segment for the nine months ended September 30 was as follows:

UNAUDITED
CDN$ MILLIONS	2002	2001(1)	2001

Canada	$1,075	$1,048	$522
United States	1,803	1,888	12
South America and other	452	414	414

Revenue	$3,330	$3,350	$948

1.     Presented on a pro forma basis comparable to 2002. See Note 2.

QUARTERLY FINANCIAL STATISTICS

	2002			2001			2000
UNAUDITED
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total
Cash flow from operations	$199	$172	$182	$141	$155	$154	$151	$128	$131
Net income	$90	$112	$102	$45	$70	$107	$89	$91	$106
Common equity — book value	$4,599	$4,614	$4,206	$4,261	$4,307	$4,347	$4,248	$4,181	$4,056

Common shares outstanding	176.0	177.2	166.6	169.8	170.4	172.4	172.6	169.4	169.9

Per common share (diluted)
Cash flow from operations	$0.99	$0.86	$0.99	$0.75	$0.84	$0.82	$0.79	$0.67	$0.67
Net income	$0.39	$0.54	$0.51	$0.17	$0.35	$0.56	$0.44	$0.45	$0.55
Dividends	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.245
Book value	$25.58	$25.54	$24.78	$24.68	$24.82	$24.77	$24.46	$24.24	$24.02
Market trading price (TSX)	$31.71	$34.99	$34.05	$28.75	$26.24	$26.02	$25.75	$21.95	$19.60
Market trading price (NYSE) — US$	$19.88	$22.98	$21.81	$18.35	$18.76	$17.92	$17.00	$14.56	$12.88

Brascan Corporation

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at Sept. 30, 2002	Symbol	Stock Exchange

Class A Common Shares	175,924,536	BNN / BNN.A	New York / Toronto
Class A Preference Shares
Series 1	19,091	BNN.PR.A	Toronto
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	2,000	BNN.PR.F	Canadian Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	6,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

Dividend Record and Payment Dates	Record Date		Payment Date

Class A Common Shares[1]	First day of February, May,		Last day of February, May
	August and November		August and November
Class A Preference Shares[1]
Series 1, 2, 4, 10 and 11	15th day of March, June		Last day of March, June,
	September and December		September and December
Series 3	Second Wednesday of each month		Thursday following second
			Wednesday of each month
Series 8	Last day of each month		12th day of following month
Series 9	15th day of January, April,		First day of February, May,
	July and October		August and November
Preferred Securities[2]	15th day of March, June		Last day of March, June
	September and December		September and December

1.	All dividends are subject to declaration by the company’s Board of Directors.

2.	These securities pay interest on a quarterly basis.

Dividend Reinvestment Plan
Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Q3/2002 INTERIM REPORT

Brascan Corporation is a North American based company which owns and manages assets which generate sustainable cash flows. Current operations are largely in the real estate, power generation and financial sectors. Total assets exceed $23 billion and include 55 premier commercial properties and 38 power generating facilities. In addition, Brascan holds investments in the resource sector. Brascan’s publicly traded securities are listed on the New York and Toronto stock exchanges.

Shareholder Enquiries
Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at
416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the head office:

Toronto:
Suite 4400, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856
Web Site: www.brascancorp.com
e-mail: enquiries@brascancorp.com

New York:
One Liberty Plaza
165 Broadway, 6th Floor
New York, New York
10002 U.S.A.

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile: 416-643-5501
Web Site: www.cibcmellon.com
e-mail: inquiries@cibcmellon.com

Communications
We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.